                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-42586


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 23, 2000)

                                  LENNAR LOGO

                                  $550,267,000

                               LENNAR CORPORATION
           ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2021
                               ------------------

    We are offering $550,267,000 principal amount at maturity of our Zero Coupon Convertible Senior Subordinated Notes due 2021. We will not pay cash interest on the notes prior to maturity. Instead, on April 4, 2021, the maturity date of the notes, noteholders will receive $1,000 per note. The issue price per note of $363.46 per $1,000 principal amount at maturity represents a yield to maturity of 5.125% per year calculated from April 4, 2001. If certain tax-related events were to occur and we so elect, cash interest, instead of future original issue discount, shall accrue and be payable semi-annually on each note at 5.125% per year.

    Holders may convert their notes at any time on or before the maturity date, unless the notes have been redeemed or purchased previously, into 6.3842 shares of Lennar common stock per note if (1) the sale price of our common stock issuable upon conversion of a note reaches specified thresholds, (2) the credit rating of the notes is reduced to or below a specified level by at least two designated rating agencies, (3) the notes are called for redemption or (4) specified corporate transactions have occurred. Prior to April 4, 2006, we may, at our option, instead of delivering shares of common stock for any note converted, pay the holder of the note cash in an amount described in this prospectus supplement. The conversion rate will not be adjusted for accrued original issue discount, but will be subject to adjustment in certain events.

    We may redeem the notes at any time on or after April 4, 2006 for cash in an amount equal to the issue price of the notes plus accrued original issue discount. Holders may require us to repurchase the notes on the following dates at the following prices: April 4, 2006 at $468.10; April 4, 2011 at $602.88; April 4, 2016 at $776.45. In addition, if we experience specific kinds of fundamental changes, holders may require us to repurchase the notes for an amount equal to the issue price of the notes plus accrued original issue discount. In either case, we may choose to pay the repurchase price in cash, in shares of Lennar common stock valued at 95% of their market price or any combination of cash and Lennar common stock.

    Commencing April 4, 2006, we will pay contingent interest to the holders of notes during specified six-month periods if the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for a note to the day immediately preceding the relevant six-month period. The amount of contingent interest payable per note in respect of any six-month period will equal the greater of (1) cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of common stock issuable upon conversion of a note or (2) .125% of such average market price of a note for the five-trading-day period referred to above. For a discussion of the special regulations governing contingent payment debt instruments see "Certain United States Federal Income Tax Considerations -- Classification of the Notes."

    The notes will be our unsecured senior subordinated obligations. They will rank equally with all of our other unsecured senior subordinated indebtedness and be junior to all of our current and future indebtedness unless it is expressly subordinated to the notes. The notes will not be guaranteed.

    We have granted the underwriter a 30-day option to purchase up to an additional $82,540,000 principal amount at maturity of notes to cover over-allotments, if any.

    Our common stock currently trades on the New York Stock Exchange under the symbol "LEN." The last reported sale price of our common stock on the New York Stock Exchange was $43.13 per share on March 29, 2001.
                               ------------------

    INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE S-8.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER NOTE      TOTAL(2)
                                                              --------    ------------
Public offering price(1)                                      $363.46     $200,000,044
Underwriting discount                                         $  9.09     $  5,000,001
Proceeds to Lennar (before expenses)                          $354.37     $195,000,043

---------------
(1) Plus accrued interest, if any, from April 4, 2001.

(2) We have granted the underwriter a 30-day option to purchase from us up to an aggregate of $82,540,000 principal amount at maturity of additional notes to cover over-allotments, if any.

    The underwriter is offering the notes subject to various conditions. The underwriter expects to deliver the notes to purchasers on or about April 4, 2001.
                               ------------------

                              SALOMON SMITH BARNEY

March 30, 2001

                          FORWARD-LOOKING INFORMATION

     Certain statements contained or incorporated by reference in this document may be "forward-looking statements," as defined in the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated. Factors that might cause our results to differ from what we anticipate include, among other things, changes in:

     - general economic conditions

     - the market for homes generally

     - the market for homes in areas where we have developments

     - the availability and cost of land suitable for residential development

     - materials prices

     - labor costs

     - interest rates

     - consumer confidence

     - competition

     - environmental factors

     - government regulations affecting our operations

     The reports we file with the Securities and Exchange Commission describe additional risks and uncertainties that are applicable to our business. You can obtain them as described under "Information We File" on page 9 in the accompanying prospectus.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
---------------------
Forward-Looking Information.................................      S-1
Summary.....................................................      S-3
The Offering................................................      S-4
Risk Factors................................................      S-8
Use of Proceeds.............................................     S-11
Capitalization..............................................     S-12
Description of the Notes....................................     S-13
Certain United States Federal Income Tax Considerations.....     S-35
Underwriting................................................     S-39
Legal Matters...............................................     S-40
Experts.....................................................     S-40
PROSPECTUS
----------
Forward-Looking Information.................................        i
The Company.................................................        1
Use of Proceeds.............................................        1
Ratio of Earnings to Fixed Charges..........................        1
Description of Debt Securities..............................        2
Description of Warrants.....................................        4
Description of Common Stock and Preferred Securities........        5
Description of Depositary Shares............................        7
Legal Matters...............................................        8
Experts.....................................................        8
Incorporation of Certain Documents by Reference.............        8
Information We File.........................................        9

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms "Lennar," and "Lennar Corporation" refer to Lennar Corporation but not its subsidiaries, and the terms "we," "our" and "us" refer to Lennar Corporation and its consolidated subsidiaries, unless it is clear from what we are saying that they refer only to Lennar Corporation.

                                     LENNAR

     We are one of the nation's largest homebuilders and a provider of residential financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through partnerships. Our financial services operations provide mortgage financing, title insurance and closing services for our homebuyers and others, package and resell residential mortgage loans, perform mortgage loan servicing activities and provide high speed Internet access, cable television and home monitoring services to residents of our communities and others.

     On May 3, 2000, we acquired U.S. Home Corporation in a transaction in which U.S. Home stockholders received a total of approximately $243 million in cash and 13 million shares of our common stock, which were valued at approximately $267 million at the time of the transaction.

     Our strategy has included:

     - acquiring land at what we believe to be favorable prices through our own efforts and in partnerships;

     - acquiring companies or their assets as a way of expanding our homebuilding and financial services activities;

     - focusing our homebuilding activities on the fastest growing home markets;

     - using our financial services subsidiaries to generate additional earnings; and

     - emphasizing customer care and satisfaction.

     Our common shares are listed on the New York Stock Exchange under the symbol "LEN."

     We are a Delaware corporation, with our principal executive offices at 700 N.W. 107th Avenue, Miami, Florida 33172. Our main telephone number at those offices is (305) 559-4000.

     You can get more information regarding our business by reading the Forms 10-K and other reports we file with the SEC. See "Information We File" on page 9 in the accompanying prospectus.

                              RECENT DEVELOPMENTS

     For our fiscal quarter ended February 28, 2001, we reported net earnings of $51.3 million, a 131% increase over the comparable period of the prior year. Earnings per share increased by 88% compared to the prior period, to $0.75 per share diluted from $0.40 per share diluted. Revenues increased by 72% to $1.1 billion from $0.6 billion. New home deliveries increased to 4,513 homes in the 2001 quarter from 2,411 homes in the 2000 quarter. New home deliveries were higher due primarily to our acquisition of U.S. Home. The average sales price on homes delivered increased to $234,000 from $217,000 due primarily to an increase in the average sales price in our existing markets, combined with changes in our product mix as a result of our entry into new markets since the U.S. Home acquisition. The dollar value of our backlog at February 28, 2001 was $2.4 billion, representing a 215% increase over the value of our backlog at February 29, 2000.

                                  THE OFFERING

Notes Offered.................   $550,267,000 principal amount at maturity of
                                 Zero Coupon Convertible Senior Subordinated
                                 Notes Due 2021. We will not pay cash interest on the notes prior to maturity, other than as described below under "-- Optional Conversion to Semi-annual Cash Pay Notes Upon Tax Event."
                                 Each note will be issued at a price of $363.46 per note and a principal amount at maturity of $1,000.

Over-allotment Option.........   We have granted the underwriter a 30-day option
                                 to purchase up to an aggregate of $82,540,000 principal amount at maturity of additional notes, solely to cover over-allotments, if any.
                                 Unless we indicate otherwise, all information in this prospectus supplement assumes the underwriter has not exercised its over-allotment option.

Maturity......................   April 4, 2021.

Yield to Maturity of Notes....   5.125% per year (computed on a semi-annual bond
                                 equivalent basis) calculated from April 4, 2001.

Conversion Rights.............   Holders may convert their notes at any time
                                 prior to the close of business on April 4, 2021, unless:

                                   (a) for the period from issuance of the notes to April 3, 2006 the average Sale Price of the Lennar common stock for the 20 trading days immediately prior to the conversion date is less than 120% of the sum of the issue price plus accrued original issue discount, divided by the conversion rate (which we call the "accreted conversion price");

                                   (b) for the period from April 4, 2006 to April 3, 2007 the average Sale Price of the Lennar common stock for the 20 trading days immediately prior to the conversion date is less than 115% of the accreted conversion price; or

                                   (c) for the period from April 4, 2007 to April 4, 2021 the average Sale Price of the Lennar common stock for the 20 trading days immediately prior to the conversion date is less than 110% of the accreted conversion price.

                                 Holders may also surrender a note for
                                 conversion at any time after and for so long as the initial credit ratings assigned to the notes by any two of Moody's Investors Service, Inc., Standard & Poor's Ratings Services and Fitch IBCA Duff & Phelps are reduced by two rating levels.

                                 In addition, if we call the notes for
                                 redemption or if we make any significant distribution to our stockholders, or enter into any merger or binding share exchange, the notes may be surrendered for conversion during specified periods of time even if the foregoing conditions are not satisfied.

                                 For each note of $1,000 principal amount at maturity converted, we will deliver 6.3842 shares of Lennar common stock. In respect of any note presented for conversion prior to April 4, 2006, in lieu of delivering shares of common stock upon conversion of any notes, we may elect to pay holders cash for their notes in an amount equal to the average Sale Price of our common stock for the five consecutive trading days following either:

                                      - our notice of our election to deliver
                                        cash, which we must give within two
                                        business days of receiving a conversion
                                        notice unless we have earlier given
                                        notice of redemption as described
                                        herein; or

                                      - the conversion date, if we have given
                                        notice of redemption specifying we
                                        intend to deliver cash upon conversion
                                        thereafter.

                                 The ability to surrender Notes for conversion will expire at the close of business on April 4, 2021.

                                 The conversion rate may be adjusted for certain reasons but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount; accrued original issue discount will be deemed paid by shares of the common stock or cash received by the holder of notes on conversion.

Ranking.......................   The notes will be our unsecured senior
                                 subordinated obligations. They will rank equally with all of our other unsecured senior subordinated indebtedness and be junior to all of our current and future indebtedness unless it is expressly subordinated to the notes. The notes will not be guaranteed. See "Risk
                                 Factors -- Because the notes are subordinated to our Senior Indebtedness, structurally subordinated to the obligations of our subsidiaries and unsecured, you may not be fully repaid if we become insolvent."

Contingent Interest...........   We will pay contingent interest to the holders
                                 of notes during any six-month period from April
                                 4 to October 3 and from October 4 to April 3, commencing April 4, 2006, if the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals
                                 120% or more of the sum of the issue price and accrued original issue discount for such note to the day immediately preceding the relevant six-month period. The amount of contingent interest payable per note in respect of any six-month period will equal the greater of (1) cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a note or (2)
                                 .125% of such average market price of a note for the five-trading-day period referred to above.

Accrual of Original Issue
Discount for United States Tax
Purposes......................   The notes will be subject to the United States
                                 federal income tax regulation governing
                                 contingent debt instruments. Under these regulations, U.S. investors must accrue interest as original issue discount in an amount equal to the product of the adjusted issue price of the notes and the comparable yield of 10.44%. You should be aware that, although we may not pay any cash interest on the notes, U.S. investors must include in each taxable year in their gross income for United States federal income tax purposes interest in excess of the accruals on the notes for non-tax purposes and in excess of the contingent payment actually received in that year prior to the conversion, redemption, purchase or maturity of the notes (even if such notes are ultimately not converted, redeemed, purchased or paid at maturity). For a discussion of the special regulations governing contingent payment debt instruments see
                                 "Certain United States Federal Income Tax
                                 Considerations -- Accrual of Interest on the
                                 Notes."

Sinking Fund..................   None.

Optional Redemption...........   We may redeem all or a portion of the notes for
                                 cash at any time on or after April 4, 2006.
                                 Indicative redemption prices are set forth in this prospectus supplement on page S-18.

Purchase of the Notes by Us at
the Option of the Holder......   Holders may require us to purchase their notes
                                 on any one of the following dates at the following prices:

                                      - On April 4, 2006 at a price of $468.10
                                        per note;

                                      - On April 4, 2011 at a price of $602.88
                                        per note; and

                                      - On April 4, 2016 at a price of $776.45
                                        per note.

                                 We may choose to pay the purchase price in cash or Lennar common stock, valued at 95% of the Market Price (as defined herein), or a combination of cash and Lennar common stock.

Optional Conversion to
Semi-annual Cash Pay Notes
upon a Tax Event..............   From and after the occurrence of a Tax Event,
                                 as defined in this prospectus supplement, at our option, cash interest in lieu of future original issue discount shall accrue on each note from the date on which we exercise such option at the rate of 5.125% per year on the restated principal amount (i.e., the issue price of the note plus any original issue discount accrued to the later of the date of the Tax Event and the date we exercise such option) and shall be payable semi-annually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed upon a 360-day year comprised of twelve 30-day months and will initially accrue from the Option
                                 Exercise Date (as defined herein) and
                                 thereafter from the last date to which interest has been paid. In such an event, the redemption prices, purchase prices, and Fundamental Change repurchase prices shall be adjusted as described herein. However, there will be no changes in a holder's conversion rights.

Fundamental Change............   Upon a Fundamental Change, as defined herein,
                                 before April 4, 2006 involving us, each holder may require us to repurchase all or a portion of such holder's notes. This repurchase price will be equal to the issue price of the notes plus accrued original issue discount to the date of repurchase. We may choose to pay the repurchase price in cash, in shares of Lennar common stock valued at 95% of its Market Price or any combination of cash and Lennar common stock.

Use of Proceeds...............   We will use the net proceeds of this offering
                                 for the repayment of debt and general corporate purposes.

Global Securities.............   The notes will be issued only in book-entry
                                 form, which means that they will be represented by one or more permanent global securities registered in the name of DTC. The global securities will be deposited with the trustee as custodian for DTC.

Listing.......................   Lennar common stock is listed on the New York
                                 Stock Exchange under the symbol "LEN."

                                  RISK FACTORS

     The following factors should be given particular consideration by persons considering an investment in the notes.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE HOMEBUILDING MARKET AND OTHER PROBLEMS THAT AFFECT HOMEBUILDERS.

     The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions, such as employment levels, consumer confidence and income, availability of financing, interest rate levels, and demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes.

     The residential homebuilding industry has periodically experienced fluctuating lumber prices and supply, as well as shortages of labor and other materials, including insulation, drywall, concrete, carpenters, electricians and plumbers. Delays in construction of homes due to these factors or due to weather conditions could have an adverse effect on our operations.

     The residential homebuilding industry is subject to regulations that may impose restrictive zoning and density requirements in order to limit the total number of homes that can be built within the boundaries of a particular area, or slow or even stop growth in a particular area. Measures like these can reduce the general availability of land suitable for our homebuilding activities. The residential homebuilding industry is also subject to the availability of utility infrastructure and services. This potential lack of suitable land and utility capacity could have an adverse effect on our operations.

     Inflation can increase the cost of building materials, labor and other construction related costs. Conversely, deflation can reduce the value of our inventory and make it more difficult to include the full cost of previously purchased land in home sale prices.

OUR BUSINESS CAN BE SUBSTANTIALLY AFFECTED BY THE COST AND AVAILABILITY OF HOME MORTGAGE FINANCING.

     Virtually all of the purchasers of our homes finance their acquisitions through our financial services subsidiaries or third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may also be negatively affected. Our homebuilding activities also are dependent upon the availability and cost of mortgage financing for buyers of homes currently owned by potential purchasers of our homes who cannot purchase our homes until they sell their current homes.

OUR QUARTERLY RESULTS MAY VARY.

     We have historically experienced, and expect to continue to experience, variability in operating results on a quarterly basis. Factors that may contribute to this variability include, among others:

     - the timing of home closings;

     - the timing of land sales;

     - the timing of receipt of regulatory approvals for the construction of homes;

     - the condition of the real estate market and general economic conditions;

     - the cyclical nature of the homebuilding industry;

     - prevailing interest rates and availability of mortgage financing;

     - pricing policies of our competitors;

     - the timing of opening new residential communities;

     - weather; and

     - the cost and availability of labor and materials.

WE DEPEND ON KEY PERSONNEL.

     The success of our company depends to a significant degree on the efforts of our senior management. Our operations may be adversely affected if one or more members of senior management cease to be active in our company. We have designed our compensation structure and employee benefit programs to encourage long-term employment of executive officers.

BECAUSE THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS, STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES AND UNSECURED, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

     The payment of the principal of, premium (if any) and interest (if converted to semi-annual cash pay notes following the occurrence of a Tax Event or upon the payment of contingent interest) on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all existing and future Senior Indebtedness. For a description of the subordination of the notes, including the definition of "Senior Indebtedness," see "Description of the Notes -- Subordination." In addition, substantially all of our operating assets are held directly by our subsidiaries and the notes will not benefit from any guarantees or be secured by any of our assets or our subsidiaries' assets.

     Our Senior Indebtedness includes obligations under our $1.4 billion senior secured credit facilities, our outstanding 7 5/8% Senior Notes due 2009 and our Zero Coupon Senior Convertible Debentures due 2018. These obligations are guaranteed by substantially all of our subsidiaries, other than our mortgage and title reinsurance subsidiaries, and are secured by a pledge of the stock of substantially all of our subsidiaries.

     As of February 28, 2001 our Senior Indebtedness was $1,285 million (including $978 million of secured indebtedness) and our subsidiaries had approximately $51 million of indebtedness outstanding (excluding their guarantees of our indebtedness). The indenture does not limit the aggregate amount of additional indebtedness that we or our subsidiaries may incur or the amount of such indebtedness that may be Senior Indebtedness.

     As a result of the subordination of the notes to the Senior Indebtedness, structural subordination of the notes to the obligations of our subsidiaries and absence of guarantees or security in respect of the notes, in the event of any payment or distribution of our assets upon a total or partial liquidation, dissolution or reorganization of, or similar proceeding relating to, us or our property, or upon the acceleration of any Senior Indebtedness, there may not be sufficient assets remaining to pay amounts due in respect of the notes then outstanding.

IF WE EXPERIENCE A CHANGE IN CONTROL, WE MAY BE UNABLE TO PURCHASE THE NOTES YOU HOLD AS REQUIRED UNDER THE APPLICABLE INDENTURE.

     Upon the occurrence of certain change in control events, we must make an offer to purchase all outstanding notes. We may not have sufficient funds to pay the purchase price for all notes tendered by holders seeking to accept the offer to purchase. In addition, our senior secured credit facilities and our other debt agreements may also require us to repurchase debt issued under them upon a change in control or may prohibit us from purchasing any notes before their stated maturity, including upon change in control. Our failure to purchase all validly tendered notes would result in an event of default under the indenture governing the notes.

OUR SENIOR SECURED CREDIT FACILITIES MAY PROHIBIT US FROM MAKING PAYMENT ON THE NOTES.

     Our senior secured credit facilities may not permit us or our subsidiaries to make payments on any outstanding indebtedness other than regularly scheduled interest and principal payments as and when due. As a result, our senior secured credit facilities could prohibit us from making any payment on the notes in the event that the notes are accelerated or tendered for repurchase or upon a change in control. Any failure to make payments on the notes would result in an event of default under the indenture governing the notes, which in turn is likely to be a default under the senior secured credit facilities and other outstanding and future indebtedness.

OUR INDUSTRY IS COMPETITIVE.

     The housing industry is highly competitive. In our activities, we have competed and will continue to compete with numerous developers and builders in and near the areas where our communities are located. Competition is on the basis of location, design, quality, amenities and price. This competition could make it more difficult to acquire suitable land for our homebuilding activities at acceptable prices and could have an adverse effect on our operations.

     Some of our principal competitors include KB Home, Centex Corporation, D.R. Horton, Inc., M.D.C. Holdings, Inc., Pulte Homes and The Ryland Group, Inc. However, a substantial portion of our competition in all of our markets is, and will continue to be, independent local and regional homebuilders.

WE HAVE A CONTROLLING STOCKHOLDER.

     We have two classes of stock: common stock, which is entitled to one vote per share; and Class B common stock, which is entitled to ten votes per share. Leonard Miller, our Chairman, owns common stock and through a family partnership, Class B common stock, which would be entitled to approximately 65%, of the combined votes which could be cast by the holders of the common stock and the Class B common stock. That gives Mr. Miller the power to elect all our directors and to approve most matters which are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations (including those on the notes) and to operate our business.

THERE IS NO PUBLIC MARKET FOR OUR NOTES.

     If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that if a market for the notes develops, that market will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the notes. We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the notes will be approximately $194 million, after deducting the underwriter's discount and certain offering expenses (approximately $223 million if the underwriter exercises its over-allotment option in full). We will use a portion of the net proceeds to repay amounts outstanding under our revolving credit facilities and will add the balance of the net proceeds to our working capital and use it for general corporate purposes, which may include the future repayment of debt. The weighted average interest rate of the borrowings under our credit facilities that are being repaid is 6.8% and the maturity date of those borrowings is May 3, 2005.

                                 CAPITALIZATION

     The table below shows our capitalization as of February 28, 2001 on an actual basis and on an as adjusted basis to take account of the issuance of the notes and the use of a portion of the net proceeds from the issuance of the notes to repay amounts outstanding under our revolving credit facilities.

                                                              AS OF FEBRUARY 28, 2001
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              ----------    ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
DEBT:
Revolving Credit Facilities.................................  $   18,700    $       --
Zero Coupon Convertible Senior Subordinated Notes...........          --       200,000
Term Loan B.................................................     398,000       398,000
Zero Coupon Senior Convertible Debentures...................     251,995       251,995
7 5/8% Senior Notes.........................................     270,725       270,725
9.95% Senior Notes..........................................     300,848       300,848
U.S. Home Notes.............................................      12,913        12,913
Other debt..................................................      38,377        38,377
                                                              ----------    ----------
  Total homebuilding debt...................................   1,291,558     1,472,858
Financial services debt.....................................     366,709       366,709
Limited-purpose finance subsidiaries debt...................      17,484        17,484
                                                              ----------    ----------
  Total debt................................................   1,675,751     1,857,051
                                                              ----------    ----------
STOCKHOLDERS' EQUITY:
Common Stock of $0.10 par value per share, 63,158 shares
  issued(1).................................................       6,316         6,316
Class B Common Stock of $0.10 par value per share, 9,848
  shares issued.............................................         985           985
Additional paid-in capital..................................     821,781       821,781
Retained earnings...........................................     632,799       632,799
Unearned restricted stock...................................     (13,343)      (13,343)
Treasury Stock, at cost, 9,848 shares of Common Stock.......    (158,943)     (158,943)
Accumulated other comprehensive loss........................     (13,564)      (13,564)
                                                              ----------    ----------
  Total stockholders' equity................................   1,276,031     1,276,031
                                                              ----------    ----------
     Total capitalization...................................  $2,951,782    $3,133,082
                                                              ==========    ==========

---------------
(1) Does not include 6,100 shares of common stock issuable upon conversion of the Zero Coupon Senior Convertible Debentures due 2018, 3,500 shares of common stock issuable upon conversion of the notes, or 3,000 shares of common stock issuable upon exercise of stock options which were outstanding at February 28, 2001.

                            DESCRIPTION OF THE NOTES

     The notes will be issued under an indenture dated as of December 31, 1997, between us and First National Bank of Chicago, as trustee, as supplemented by Supplemental Indenture No. 5 thereto, to be dated as of April 4, 2001, between us and Bank One Trust Company, NA, as successor trustee (the "trustee") (collectively, the "indenture"). A copy of the form of the indenture and the notes is available upon request as set forth under "Information We File" in the accompanying prospectus. The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms. Because the following is only a summary, it does not contain all information that you may find useful. For further information you should read the notes and the indenture.

     The notes are a series of debt securities as defined in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of debt securities set forth in the accompanying prospectus.

GENERAL

     The notes:

     - will be our unsecured senior subordinated obligations and will rank equally with all of our other unsecured senior subordinated indebtedness;

     - will be limited to $550,267,000 aggregate principal amount at maturity, plus an $82,540,000 principal amount at maturity over-allotment option;

     - will mature on April 4, 2021; and

     - will not pay interest annually, but will pay a principal amount of $1,000 per note upon maturity, representing a yield to maturity of 5.125%.

     The notes are redeemable prior to maturity only on or after April 4, 2006, as described below under "-- Optional Redemption," and do not have the benefit of a sinking fund. Principal of the notes will be payable, and the transfer of notes will be registrable, at the office of the trustee.

     The notes will be debt instruments subject to the contingent payment debt regulations. The notes are being offered at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic cash payments of interest on the notes. Each note of $1,000 principal amount will be issued at an issue price of $363.46 per note. However, the notes will accrue original issue discount at the comparable yield of 10.44% in accordance with the contingent payment debt regulations while they remain outstanding. The issue date for the notes and the commencement date for the accrual of original issue discount will be April 4, 2001. See "Certain United States Federal Income Tax Considerations -- Accrual of Interest on the Notes."

     The notes will be issued only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, New York, New York ("DTC"). See "-- Book Entry; Global Securities."

CONVERSION RIGHTS

     Conversion Based on Common Stock Price. A holder may convert notes, in multiples of $1,000 principal amount at maturity, into Lennar common stock at any time before the close of business on April 4, 2021. However, the notes will not be convertible (a) for the period from issuance of the notes to April 3, 2006 if the average Sale Price of the Lennar common stock for the 20 trading days immediately preceding the conversion date is less than 120% of the sum of the issue price plus accrued original issue discount, divided by the conversion rate (which we call the "accreted conversion price") or (b) for the period from April 4, 2006 to April 3, 2007 if the average Sale Price of the Lennar common stock for the 20 trading days immediately preceding the conversion date is less than 115% of the accreted conversion price or (c) for the period from April 4, 2007 to April 4, 2021 if the average Sale Price of the Lennar common stock for the 20 trading days immediately preceding the conversion date is less than 110% of the accreted conversion price.

     In addition, in respect of any note presented for conversion prior to April 4, 2006, we may, at our option, in lieu of delivery of shares of common stock, elect to pay holders surrendering notes an amount of cash per note equal to the average Sale Price of our common stock for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of a conversion following our notice of redemption, specifying we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform holders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of the delivery of shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under "-- Optional Redemption." If we elect to deliver all of such payment in shares of common stock, the shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default" below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).

     Conversion Based on Credit Ratings. A holder may surrender notes for conversion if, and for so long as, the initial credit ratings assigned to the notes by any two of Moody's Investors Service, Inc., Standard & Poor's Ratings Services and Fitch IBCA Duff & Phelps are reduced by two rating levels.

     Conversion upon Notice of Redemption. A holder may surrender for conversion notes called for redemption at any time prior to the close of business on the second business day prior to the redemption date, even if it is not otherwise convertible at that time. Notes for which a holder has delivered a purchase notice or a Fundamental Change purchase notice as described below requiring us to purchase the notes may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     Conversion upon Occurrence of Specified Corporate Transactions. A holder may convert notes if we elect to:

          (1) distribute to all holders of Lennar common stock certain rights entitling them to purchase, for a period expiring within 60 days, our common stock at less than the quoted price at the time, or

          (2) distribute to all holders of Lennar common stock assets, debt, securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the closing price of our common stock on the day preceding the declaration date for such distribution.

We must notify the holders of Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date for the transaction until 15 days after the actual effective date of such transaction.

     If an event of default as described under "-- Events of Default" below (other than a default in cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares). For a discussion of the tax treatment of a holder of notes receiving common stock or cash upon a sale, exchange, conversion or redemption of a note, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     A holder may convert a note only until the close of business on the last business day prior to the redemption date if we call a note for redemption, unless we default on payment of the redemption price. A note for which a holder has delivered a purchase notice or a Fundamental Change (as defined herein) repurchase notice requiring us to purchase or repurchase the note may be converted only if such notice is withdrawn in accordance with the indenture.

     The initial conversion rate is 6.3842 shares of common stock per note with a principal amount at maturity of $1,000, subject to adjustment upon the occurrence of certain events described below. The conversion rate will not be adjusted for accrued original issue discount.

     In lieu of issuing fractional shares, we will pay an amount of cash based on the Sale Price (as defined below under "-- Purchase of Notes at the Option of the Holder") of the common stock on the trading day immediately preceding the conversion date. On conversion of a note, a holder will not receive any cash payment representing accrued original issue discount and the conversion rate will not be adjusted to reflect any such accrual. Our delivery to the holder of the fixed number of shares of common stock into which the note is convertible, together with any cash payment for fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the note; and

     - to satisfy our obligation to pay original issue discount that accrued from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than canceled, extinguished or forfeited.

     A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date.

     The conversion rate will be adjusted for:

     - dividends or distributions on Lennar common stock payable in Lennar common stock or other Lennar capital stock;

     - subdivisions, combinations or certain reclassifications of Lennar common stock;

     - distributions to all holders of Lennar common stock of certain rights to purchase Lennar common stock for a period expiring within 60 days at less than the Sale Price at the time; and

     - certain distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding (a) cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the Sale Price on the day preceding the date of declaration of such dividend or other distribution; provided, however, that no adjustment to the conversion rate will be made in respect of any such dividends or distributions that result in the payment of contingent interest to noteholders and (b) distributions in connection with a transaction described in the third succeeding paragraph).

     However, no adjustment need be made if noteholders may participate in the transaction that would otherwise give rise to such an adjustment. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to shareholders (a) equals or exceeds the average quoted price of the common stock, or (b) such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the shares of Lennar common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such note immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     The indenture permits us to increase the conversion rate from time to time.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Lennar or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction.

     Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend as the result of:

     - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion.

See "Certain United States Federal Income Tax Considerations -- Constructive Dividends."

     If we exercise our option to have cash interest, instead of original issue discount, accrue on a note following a Tax Event (as defined herein), the holder will be entitled on conversion to receive the same number of shares of Lennar common stock the holder would have received if we had not exercised this option.

     If we exercise this option, notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for notes to be redeemed on a date within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the contingent interest or interest that the registered holder is to receive on the note.

     Except where notes surrendered for conversion must be accompanied by payment as described above, we will not pay contingent interest or interest on converted notes on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes during any six-month period from April 4 to October 3 and from October 4 to April 3, commencing April 4, 2006, if the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period (the "note price") equals 120% or more of the sum of the issue price and accrued original issue discount for such note to the day immediately preceding the relevant six-month period. See "-- Optional Redemption" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five-trading-day period for determining the average note price will be the five trading days ending on the second trading day immediately preceding such record date.

     The amount of contingent interest payable per note in respect of any six-month period will equal the greater of (1) cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of common stock issuable upon conversion of a note or (2) .125% of such average note price for the five-trading-day period referred to above.

     Contingent interest, if any, will accrue and be payable to holders of notes as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of notes as of the fifteenth day preceding the last day of the relevant six-month period. Such payment will be paid on the payment date of the related stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. For United States federal income tax purposes, original issue discount will continue to accrue at the comparable yield of 10.44% as set forth in the contingent debt payment regulations, subject to adjustment for actual payments of contingent interest. See "Certain United States Federal Income Tax Considerations -- Adjustments to Interest Accruals on the Notes."

     Cash dividends are all cash dividends on our common stock (whether regular, periodic, extraordinary, special, nonrecurring or otherwise) as declared by our board of directors as part of its cash dividend payment practices.

     The note price on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $10 million principal amount at maturity of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

     - At least three such bids are not obtained by the bid solicitation agent, or

     - In our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the note price will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average Sale Price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

     The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

     Upon determination that note holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site at www.lennar.com.

OPTIONAL REDEMPTION

     No sinking fund is provided for the notes. Prior to April 4, 2006, the notes will not be redeemable. Beginning on April 4, 2006, at our option we may redeem the notes for cash at any time as a whole, or from time to time in part. We will give not less than 30-days nor more than 60-days notice of redemption to noteholders by mail.

     The table below shows what redemption prices of a note would be on April 4, 2006, at each April 4 thereafter prior to maturity and at maturity on April 4, 2021. These prices equal the issue price plus the accrued original issue discount calculated to each such date. The redemption price of a note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

REDEMPTION DATE               ISSUE PRICE(1)     ACCRUED OID AT 5.125%(2)    REDEMPTION PRICE(1+2)
---------------               ---------------    ------------------------    ---------------------
April 4, 2006...............      $363.46                $104.64                     $468.10
April 4, 2007...............       363.46                 128.94                      492.40
April 4, 2008...............       363.46                 154.50                      517.96
April 4, 2009...............       363.46                 181.39                      544.85
April 4, 2010...............       363.46                 209.67                      573.13
April 4, 2011...............       363.46                 239.42                      602.88
April 4, 2012...............       363.46                 270.71                      634.17
April 4, 2013...............       363.46                 303.63                      667.09
April 4, 2014...............       363.46                 338.25                      701.71
April 4, 2015...............       363.46                 374.68                      738.14
April 4, 2016...............       363.46                 412.99                      776.45
April 4, 2017...............       363.46                 453.29                      816.75
April 4, 2018...............       363.46                 495.69                      859.15
April 4, 2019...............       363.46                 540.29                      903.75
April 4, 2020...............       363.46                 587.20                      950.66
April 4, 2021...............       363.46                 636.54                    1,000.00

     If converted to semi-annual cash pay notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such conversion through the redemption date. However, in no event may the notes be redeemed prior to April 4, 2006. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts at maturity of 1,000 or integral multiples of 1,000. In this case the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     On the purchase dates of April 4, 2006, April 4, 2011 and April 4, 2016, we will, at the option of the holder, be required to purchase any outstanding note for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 30 business days prior to such purchase date until the close of business on such purchase date.

     The purchase price of a note will be:

     - $468.10 per note on April 4, 2006;

     - $602.88 per note on April 4, 2011; and

     - $776.45 per note on April 4, 2016.

     These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, instead of paying the purchase price in cash, pay all or a portion of the purchase price in Lennar common stock, as long as Lennar common stock is then listed on a national securities exchange or traded on the NASDAQ National Market. The fair market value of the common stock for such purpose shall be 95% of the Market Price (as defined herein) of Lennar common stock.

     If prior to a purchase date the notes have been converted to semi-annual cash pay notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of such conversion to the purchase date. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     We will be required to give notice on a date not less than 30 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of notes in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures that holders must follow to require us to purchase their notes.

     The purchase notice given by each holder electing to require us to purchase notes shall state:

     - the certificate numbers of the holder's notes to be delivered for purchase;

     - the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the purchase notice as to some or all of the notes to which it relates, or (2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

     For a discussion of the tax treatment of a holder exercising the right to require Lennar to purchase notes, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the notes being withdrawn; and

     - the principal amount at maturity of the notes that remain subject to the purchase notice, if any.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by 95% of the Market Price of a share of common stock.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     The "Market Price" means the average of the Sale Prices of Lennar common stock for the 20-trading-day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day) prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 20 trading day period and ending on such purchase date, of certain events with respect to the common stock that would result in an adjustment of the conversion rate.

     The "Sale Price" of the common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the NASDAQ System.

     Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

     Our ability to purchase notes may be limited by the terms of our then existing indebtedness or financing agreements.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

FUNDAMENTAL CHANGE PERMITS HOLDER TO REQUIRE US TO REPURCHASE NOTES

     A "Fundamental Change" will be deemed to have occurred at such time after the original issuance of the notes as:

          (1) any person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than us, any of our subsidiaries, any of our or our subsidiaries' employee benefit plans or a permitted holder is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our capital stock entitling such person to exercise in excess of 50% of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors;

          (2) we consolidate with, or merge into, any other person, any person consolidates with, or merges into us, or we sell or transfer our assets, as an entirety or substantially as an entirety, to another person, other than

             (a) any such transaction pursuant to which the holders of the voting stock, immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and

             (b) any merger

                (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of voting stock or

                (y) which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of voting stock solely into shares of stock carrying substantially the same relative rights as the voting stock; or

          (3) a change in our Board of Directors in which the individuals who constituted our Board of Directors at the beginning of the two-year period immediately preceding such change (together with any other director whose election to our Board of Directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

A Fundamental Change will not be deemed to have occurred, however, if either:

          (1) the Sale Price for (a) any 10 trading days within the 20 consecutive trading days ending immediately before the Fundamental Change, and (b) at least five trading days within the 10 consecutive trading days ending immediately before the Fundamental Change shall equal or exceed 105% of the accreted conversion price, or

          (2) both

             (a) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Fundamental Change consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the NASDAQ National Market (or which will be so traded or quoted when issued or exchanged in connection with such Fundamental Change) (such securities being referred to as "publicly traded securities") and as a result of such transaction or transactions such notes become convertible solely into such publicly traded securities and

             (b) the consideration in the transaction or transactions constituting the Fundamental Change consists of cash, publicly traded securities or a combination of cash and publicly traded securities with an aggregate fair market value (which, in the case of publicly traded securities, shall be equal to the average closing price of such publicly traded securities during the five consecutive trading days commencing with the trading day following consummation of the transaction or transactions constituting the Fundamental Change) of at least 105% of the accreted conversion price.

The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. The term "permitted holders" means any current holder of Class B Common Stock and any permitted transferee of Class B Common Stock under the terms of our Certificate of Incorporation as it exists on the date of this prospectus supplement.

     If a Fundamental Change occurs at any time prior to April 4, 2006, each holder will have the right, at the holder's option, to require us to repurchase any or all of the holder's notes. The notes may be repurchased in multiples of $1,000 principal amount at maturity. We will repurchase the notes at a price equal to the issue price plus accrued original issue discount to the repurchase date. See the table under "-- Optional Redemption." If, prior to the repurchase date, we elect to convert the notes to semi-annual cash pay notes following a Tax Event, the repurchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semi-annual Cash Pay Note Upon Tax Event."

     We may, at our option, instead of paying the Fundamental Change repurchase price in cash, pay all or a portion of the Fundamental Change repurchase price in Lennar common stock, as long as Lennar common stock is then listed on a national securities exchange or traded on the Nasdaq National Market. The fair market value of the common stock for such purpose shall be 95% of the Market Price (as defined herein) of Lennar common stock.

     On or before the 30th day after the occurrence of a Fundamental Change, we will mail to all holders of record of the notes and the trustee a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. Such notice shall state, among other things:

     - whether we will pay the repurchase price of notes in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their notes.

     To exercise the repurchase right, holders of notes must deliver, on or before the 60th day after the date of our notice of a Fundamental Change, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled "Option to Elect Repurchase Upon a Fundamental Change" on the reverse side of the note duly completed, to the paying agent. The repurchase notice given by each holder electing to require Lennar to repurchase notes shall state:

     - the certificate numbers of the holder's notes to be delivered for repurchase;

     - the portion of the principal amount at maturity of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

     - that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the repurchase price or portion of the repurchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the repurchase notice as to some or all of the notes to which it relates or (2) to receive cash in respect of the entire repurchase price for all notes or portions of notes subject to such repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire repurchase price for all notes subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the notes being withdrawn; and

     - the principal amount at maturity of the notes that remain subject to the repurchase notice, if any.

     If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the repurchase price to be paid in common stock divided by 95% of the Market Price of a share of common stock.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the repurchase price. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     Because the Market Price of the common stock is determined prior to the applicable repurchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to repurchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the repurchase of the notes in the event of a Fundamental Change.

     The repurchase rights of the holders of notes could discourage a potential acquiror of Lennar. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Lennar by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a Fundamental Change may not protect noteholders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     No notes may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "-- Events of Default" below. However, notes may be repurchased if the event of default is in the payment of the Fundamental Change repurchase price with respect to the notes.

OPTIONAL CONVERSION TO SEMI-ANNUAL CASH PAY NOTE UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at the rate of 5.125% per year on a principal amount per note (the "Restated Principal Amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "Option Exercise Date").

     Such interest will accrue from the Option Exercise Date and will be payable in cash semi-annually on the interest payment dates of April 4 and October 4 of each year to holders of record at the close of business on March 21 or September 19 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will initially accrue from the Option Exercise Date and thereafter from the last date to which interest has been paid. In the event we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and Fundamental Change repurchase price on the notes will be adjusted, and no future contingent interest payments will be made. However, there will be no change in the holder's conversion rights.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of:

          (1) any amendment to, or change (including any announced prospective change) in the laws, rules or regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or

          (2) any amendment to, or change in, an interpretation or application of such laws, rules or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement, there is more than an insubstantial risk that interest (including original issue discount and contingent interest, if any) payable on the notes either:

     - would not be deductible on a current accrual basis, or

     - would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     The Clinton Administration had proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the original issue discount. Congress has not enacted these proposed changes in the law. If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either:

     - deduct the interest, including original issue discount and contingent interest, on the notes on a current accrual basis, or

     - deduct the interest, including original issue discount and contingent interest, if any, payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the notes would be subject to modification at our option as described above.

     The modification of the terms of the notes by us upon a Tax Event, as described above, may alter the timing of income recognition by holders of the notes with respect to the semi-annual payments of interest due on the notes after the Option Exercise Date.

SUBORDINATION

     The notes will be our senior subordinated, general unsecured obligations. The payment of the principal of, premium (if any) and interest (if converted to semi-annual cash pay notes following the occurrence of a Tax Event) on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all existing and future Senior Indebtedness. In addition, the notes will be effectively subordinated to all obligations of our subsidiaries, including guarantees they have granted in respect of parent company indebtedness. See "Risk Factors -- Because the notes are subordinated to our Senior Indebtedness and structurally subordinated to the obligations of our subsidiaries, you may not be fully repaid if we become insolvent."

     As of February 28, 2001 our Senior Indebtedness was $1,285 million (including $978 million of secured indebtedness) and our subsidiaries had approximately $51 million of indebtedness outstanding (excluding their guarantees of our indebtedness).

     Our indebtedness will rank senior to the notes only if it is Senior Indebtedness in accordance with the provisions of the indenture. The notes will rank pari passu with or be senior to all our other indebtedness. The indenture does not limit the aggregate amount of additional indebtedness that we may incur or the amount of such indebtedness that may be Senior Indebtedness.

     Upon any payment or distribution of our assets upon a total or partial liquidation, dissolution or reorganization of, or similar proceeding relating to, us or our property, the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the holders of the notes are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the notes would be entitled but for the subordination provisions of the indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to holders of the notes that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     Notwithstanding anything herein to the contrary, we may not pay principal of, premium (if any) or interest (if converted to semi-annual cash pay notes following the occurrence of a Tax Event) on the notes and may not repurchase, redeem or otherwise retire any notes (collectively, "pay the notes") if:

     - any Designated Senior Indebtedness (as defined below) is not paid when due; or

     - any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full.

     However, we may pay the notes without regard to the foregoing if we and the trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness with respect to which either of the events set forth in the first or second bullet point contained in the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in the first or second bullet point contained in the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the notes.

     If payment of the notes is accelerated because of an Event of Default, we or the trustee will promptly notify the holders of Designated Senior Indebtedness or the representative of such holders of the acceleration.

     By reason of the subordination provisions contained in the indenture, in the event of our insolvency, bankruptcy, reorganization, or liquidation, or upon the occurrence of a Fundamental Change requiring repurchase of any notes, there may not be sufficient assets remaining to satisfy the claims of holders of the notes after satisfying the claims of holders of Senior Indebtedness and claims of our subsidiaries' creditors.

     In addition, if any default occurs with respect to Designated Senior Indebtedness, other than a payment default on such Designated Senior Indebtedness, giving the holders of such Designated Senior Indebtedness the right to accelerate its maturity, and we and the trustee under the indenture have received written notice thereof from an authorized person on behalf of any holder of the Designated Senior Indebtedness, then we may not make any payments on account of the notes or on account of the purchase or redemption or other acquisition of the notes for a payment blockage period commencing on the date we and the trustee receive such written notice of default and ending on the earliest of:

     - 180 days from such date;

     - the date, if any, on which the Designated Senior Indebtedness to which such default relates is discharged or such default is waived or otherwise cured; and

     - the date, if any, on which such blockage period has been terminated by written notice to us or the trustee under the indenture from the person who gave the written notice of default.

     Unless the holders of the Designated Senior Indebtedness or an authorized representative of such holders accelerates the maturity of such Designated Senior Indebtedness, we may resume payments on the notes after the end of the payment blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period.

     The term "Senior Indebtedness" means, with respect to the notes, the principal of, interest on and other amounts due on our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us; unless in the instrument creating or evidencing or pursuant to which such indebtedness is outstanding, it is expressly provided that such indebtedness is not senior or equal in right of payment to the notes. Senior Indebtedness includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Indebtedness, on or after the filing of a petition in bankruptcy or for reorganization relating to us, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Senior Indebtedness will not, however, include:

     - indebtedness of or amounts we owe for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

     - with certain exceptions, our indebtedness to a subsidiary; or

     - any liability for federal, state, local or other taxes we owe.

     The term "Designated Senior Indebtedness" means any indebtedness incurred under our Credit Agreement, dated May 3, 2000, among us, the lenders party thereto and Bank One, NA, as administrative agent, as the same may be amended from time to time, and any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $50 million and is specifically designated by us in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for the purposes of the indenture.

CERTAIN COVENANTS

     The indenture contains covenants including, among others, the following:

     Restriction on Liens. Except as provided below under "-- Exempted Debt," we will not, and will not permit any "significant subsidiary" (as such term is defined in Regulation S-X promulgated by the SEC) to, create or suffer to exist any mortgage, lien, pledge, charge, security interest or encumbrance (a "lien" or "liens") to secure any of our or a significant subsidiary's indebtedness on any property the net book value of which exceeds 1% of our consolidated net tangible assets (the "Principal Properties"), unless all of the notes outstanding at the time of such lien are secured by the same lien, equally and ratably with any and all other indebtedness secured by such lien until such time as that other indebtedness is no longer secured by the lien.

     The restrictions in the preceding sentence do not apply to:

     - liens on property of a person existing at the time of its merger or consolidation with or into any of us or our significant subsidiaries or at the time of sale, lease or other disposition of its properties to any of us or our significant subsidiaries;

     - liens on property of a person existing at the time it becomes a significant subsidiary or existing on property prior to our or a significant subsidiary's acquisition of the property;

     - liens securing indebtedness (A) between a significant subsidiary and any of us, or (B) between significant subsidiaries or (C) between us;

     - liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, so long as (A) the relevant person disposes of such property within 180 days after the creation of those liens and (B) any indebtedness secured by those liens is without recourse to any of us or any significant subsidiary;

     - liens in favor of the United States of America or any of its states, or any of their departments, agencies or instrumentalities or political subdivisions, or in favor of any country, or any of its political subdivisions, to secure partial, progress, advance or other payments, or performance of any other similar obligations, including, without limitation, liens to secure pollution control bonds or industrial revenue or other similar types of bonds;

     - liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure obligations not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

     - liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

     - liens incurred to secure appeal bonds and judgment and attachment liens, in each case in connection with litigation or legal proceedings which are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by accounting principles generally accepted in the United States as in effect at such time;

     - pledges or deposits under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which any of us or any significant subsidiary is a party, or deposits to secure public or statutory obligations of any of us or of any significant subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

     - utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character;

     - liens granted to any bank or other institution on the payments to be made to such institution by any of us or any subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

     - liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set off or similar rights and remedies;

     - liens arising from the Uniform Commercial Code financing statements regarding leases;

     - the giving, simultaneously with or within 180 days after the latest of the date of the indenture, or the acquisition, construction, improvement, development or expansion of such property, of a purchase money lien on property acquired, constructed, improved, developed or expanded after the date of the indenture, or the acquisition, construction, improvement, development or expansion after the date of the indenture, of property subject to any lien which is limited to such property;

     - the giving of a lien on real property which is the sole security for indebtedness incurred within two years after the latest of the date of the indenture, or the acquisition, construction, improvement, development or expansion of the property, so long as the holder of such indebtedness is entitled to enforce its payment only by resorting to such security;

     - liens arising by the terms of letters of credit entered into in the ordinary course of business to secure reimbursement obligations thereunder;

     - liens existing on the issue date of the notes;

     - liens for taxes, assessments and other governmental charges or levies not yet due or as to which the period of grace, if any, has not expired or which are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by accounting principles generally accepted in the United States as in effect at such time; and

     - liens securing refinancing indebtedness; provided that any such lien does not extend to or cover any property or assets other than the property or assets securing indebtedness so refunded, refinanced or extended.

     Restrictions on Sale and Leaseback Transactions. Except as provided below under "-- Exempted Debt," we will not, and will not permit any significant subsidiary to, enter into any arrangement with any person providing for the leasing from that person of any Principal Property previously or contemporaneously sold or transferred to it by any of us or our significant subsidiaries with the intention of taking back a lease of such Principal Property (a "sale and leaseback transaction"), unless our board of directors determines that the net proceeds of the sale or transfer are to be at least equal to the fair market value of the relevant Principal Property or asset at the time of the sale and transfer and either one of the following occurs:

     - within 180 days after it has been received, an amount equal to the net proceeds of such sale or transfer is applied to the retirement or prepayment of our or a significant subsidiary's indebtedness that is senior to or equal in right of payment with the notes or to the purchase, construction or development of property or assets to be used in the ordinary course of business, or

     - the lessee would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the indenture, to issue, assume or guarantee indebtedness secured by a lien upon the relevant Principal Property at least equal in amount to the then present value (discounted at the actual rate of interest of the sale and leaseback transaction) of its obligation for the net rental payments in respect of such sale and leaseback transaction without equally and ratably securing the notes.

     The restrictions in the preceding paragraph will not apply to any sale and leaseback transaction,

     - between (A) any of us and a significant subsidiary or (B) between significant subsidiaries or (C) between us, so long as the lessor is one of us or a wholly owned significant subsidiary;

     - involving the leasing by us and any subsidiary of model homes in our communities;

     - which has a lease of less than three years in length; or

     - entered into within 180 days after the later of the purchase, construction or development of the relevant Principal Property or asset or the commencement of operation of the relevant Principal Property.

     Exempted Debt. Notwithstanding the restrictions in the indenture on (1) liens and (2) sale and leaseback transactions, any of us or any significant subsidiary may, in addition to amounts permitted under those restrictions, create indebtedness secured by liens, or enter into sale and leaseback transactions, so long as, at the time of those transactions and after giving effect to them, the aggregate outstanding amount of all such indebtedness secured by liens plus the then present value (discounted at the actual rate of interest of the sale and leaseback transaction) of the obligations for the net rental payments resulting from the sale and leaseback transactions does not exceed 20% of our and our subsidiaries' consolidated stockholders' equity.

     Corporate Existence. Unless our board of directors determines that it is no longer desirable in the conduct of our business and the business of our significant subsidiaries considered as a whole, each of us will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, material rights (charter and statutory) and material franchises.

     No Special Protection in the Event of a Highly Leveraged Transaction. The terms of the notes will not afford the holders special protection in the event of a highly leveraged transaction.

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture:

     - default in payment of the principal amount at maturity (or if the notes have been converted to semi-annual cash pay notes following a Tax Event, the Restated Principal Amount), redemption price, purchase price or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable;

     - default in the payment of any contingent interest or of interest which becomes payable after the notes have been converted to semi-annual cash pay notes following a Tax Event, which default, in either case, continues for 30 days;

     - our failure to comply with the obligations described under "-- Mergers and Sales of Assets" below;

     - our failure to comply with any of our obligations under the covenants described under "-- Certain Covenants" above upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 30 days after receipt by us of such notice;

     - our failure to comply with any of our other agreements in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt by us of such notice;

     - a default under any indebtedness (other than the notes and indebtedness that is non-recourse to Lennar or the subsidiary) by any of us or by any significant subsidiary as a result of which an amount in excess of $75.0 million becomes due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days after notice;

     - any judgment or decree for the payment of money in excess of $75.0 million against any of us or any significant subsidiary if (A) an enforcement proceeding thereon is commenced by any creditor or (B) it is not discharged, waived or stayed and remains outstanding for a period of 60 days; and

     - certain events of bankruptcy, insolvency or reorganization affecting us.

     If any event of default (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization) shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus any accrued and unpaid interest (including original issue discount and contingent interest, if any) on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization, the issue price of the notes plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of at least a majority in aggregate principal amount at maturity of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     No holder of a note will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     - such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

     - the holders of at least 25% in aggregate principal amount at maturity of the outstanding notes have made written request, and such holder or holders have offered reasonable security or indemnity against any loss, liability or expense, to the trustee to institute such proceeding as trustee; and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount at maturity of the outstanding notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal amount at maturity, the restated principal amount, redemption price, purchase price or Fundamental Change repurchase price or interest on such note on or after the applicable due date specified in such note.

     The indenture provides that if a default with respect to notes occurs and is continuing and is known to the trustee, the trustee must mail to each noteholder notice of the default within 120 days after it occurs. Except in the case of a default in the principal amount at maturity (or if the notes have been converted to semi-annual cash pay notes following a Tax Event, the Restated Principal Amount), redemption price, purchase price or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the noteholders.

     The indenture requires Lennar to furnish to the trustee, within 120 days after the end of each fiscal year, a statement by certain of its officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of at least a majority in aggregate principal amount at maturity of the outstanding notes affected by such modification or amendment.

     No such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

     - make any change to the percentage of principal amount at maturity of notes the holders of which must consent to an amendment;

     - reduce the principal amount at maturity, restated principal amount or issue price, or extend the stated maturity, of any note;

     - reduce the redemption price, purchase price or Fundamental Change repurchase price of any note;

     - make any change that adversely affects the right to convert any note;

     - except as otherwise provided herein and in the indenture, alter the manner or rate of accrual of original issue discount or interest (including contingent interest) on any note, reduce the rate of interest upon the occurrence of a Tax Event, or extend the time for payment of original issue discount or interest, if any, on any note;

     - make any note payable in money or securities other than that stated in the note;

     - make any change that adversely affects such holder's right to require us to purchase a note; or

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes.

     Without the consent of any holder, we and the trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the indenture as permitted thereunder, or to make any other change that does not adversely affect the rights of any holder.

     The holders of at least a majority in principal amount at maturity of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture. The holders of at least a majority in principal amount at maturity of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest (including contingent interest) and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note.

MERGERS AND SALES OF ASSETS

     The indenture provides that Lennar may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person, unless among other items:

          (1) the resulting, surviving or transferee person (if other than Lennar) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes, by supplemental indenture, all obligations of Lennar under the notes and the indenture;

          (2) Lennar or such successor person shall not immediately thereafter be in default under the indenture; and

          (3) Lennar or such person, as the case may be, shall have provided the trustee with an opinion of counsel and officer's certificate confirming compliance with the indenture.

Upon the assumption of the obligations of Lennar by such a person in such circumstances, subject to certain exceptions, Lennar shall be discharged from all obligations under the notes and the indenture (except in the case of a lease). Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a Fundamental Change permitting each holder to require us to purchase the notes of such holder as described above.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a Fundamental Change repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.

LIMITATION OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of us, the claim of the holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding.

REGARDING THE TRUSTEE

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the Trust Indenture Act that will be incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

     We maintain banking relationships in the ordinary course of business with an affiliate of the trustee. In particular, an affiliate of the trustee is a lender under our senior secured credit facility and a portion of the net proceeds of the offering may be used to repay amounts owed to it as such. The trustee under the indenture also acts as trustee for our three other outstanding debt issues. The occurrence of a default under the indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If the default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the notes. In the event of the trustee's resignation, we will promptly appoint a successor trustee with respect to the notes.

BOOK-ENTRY; GLOBAL SECURITIES

  WHAT IS A GLOBAL SECURITY?

     The notes will be issued only in book-entry form, which means that they will be represented by one or more permanent global securities registered in the name of DTC. Since the notes will be issued in the form of global securities, the ultimate beneficial owners can only be indirect "street name" holders. We do this by requiring that the global securities be registered in the name of DTC or its nominee and by requiring that the notes included in the global securities not be transferred in the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own notes must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with DTC. DTC will keep a computerized record of its direct participants whose clients have purchased the notes. Direct participants may include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system is also used by other organizations, such as securities brokers and dealers, banks and trust companies, that work through a direct participant. Each participant will in turn keep a record of its clients who have purchased the notes.

  SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES

     As an indirect holder, an investor's rights relating to the global securities will be governed by the account rules of the investor's financial institution and of DTC, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of notes and instead deal only with DTC or its nominee. See "-- The DTC System" below.

     An investor should be aware that because the notes are issued only in the form of global securities:

     - the investor cannot get notes registered in his or her own name;

     - the investor cannot receive physical certificates for his or her interest in the notes;

     - the investor will be a "street name" holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes;

     - the investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

     - DTC's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global securities (see "-- The DTC System" below); neither we nor the trustee have any responsibility for any aspect of DTC's actions or for its records of ownership interests in the global securities, nor do we or the trustee supervise DTC in any way; and

     - payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, DTC will usually require that interests in global securities be purchased or sold within its system using same-day funds. This difference could have some effect on how global securities interests trade, but neither we nor the trustee knows what that effect will be.

     Unless they are exchanged in whole or in part for notes in definitive certificate form, the global securities may not be transferred, except that DTC, its nominees, and their successors may transfer the global securities as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of notes will be made only through, records maintained by DTC and its participants. You will not receive an individual certificate representing the notes you purchase.

     If you desire to convert your beneficial interest in the notes into common stock or to cause us to repurchase your interest in the notes at your option as provided for herein or upon a Fundamental Change, you should contact your broker, participant or indirect participant through which you hold your beneficial interest and obtain information on procedures, proper forms and cut-off times for submitting requests.

  SPECIAL SITUATIONS WHEN GLOBAL SECURITIES WILL BE TERMINATED

     Notes represented by the global securities may be exchanged for note certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - We determine not to require all of the notes to be represented by the global securities and notify the trustee of our decision.

THE DTC SYSTEM

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by some of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

     DTC holds securities that its direct participants deposit with it. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates.

     When you purchase notes through the DTC system, the purchases must be made by or through a participant, who will receive credit for the notes on DTC's records. Since you actually own the notes, you are a beneficial owner and your ownership interest will only be recorded on the participants' or indirect participants' records. DTC has no knowledge of your individual ownership of the notes. DTC's records only show the identity of the participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic statement directly from DTC. You will receive these from your participant or indirect participant. Thus the participants or indirect participants are responsible for keeping accurate account of the holdings of their customers such as you.

     We will wire any payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee, and any paying agent or third parties employed by us or the trustee will have no direct responsibility or liability to pay amounts due on the notes to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt by its nominee of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

     We have obtained the information concerning DTC and DTC's book-entry system from sources that we believe to be accurate, but are not responsible for the accuracy of this information. In addition, we are not responsible for the performance by DTC, its participants or any indirect participants of any of their obligations.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     This is a summary of certain United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It is also limited to original purchasers of notes who acquire the notes at the issue price (as defined below). Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

     - persons who hold the notes whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; and

     - any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of the notes who or which is:

     - a citizen or individual resident of the United States for United States federal income tax purposes;

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

     Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of the notes other than a U.S. Holder.

     No statutory, administrative or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN LIGHT OF THEIR

OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE NOTES

     It is the opinion of our counsel, Clifford Chance Rogers & Wells LLP, that the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations with a "comparable yield" calculated in the manner described below.

ACCRUAL OF INTEREST ON THE NOTES

     Pursuant to the CPDI regulations, U.S. Holders of the notes will be required to accrue interest income on the notes in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and in excess of any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

     A note's issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

     Clifford Chance Rogers & Wells LLP has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. Based in part on that advice, we intend to take the position that the comparable yield for the notes is 10.44%, compounded semiannually.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as projected payments) on the notes. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the projected payment schedule will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Lennar Corporation, 700 N.W. 107th Avenue, Miami, Florida 33172, Attn: Legal Department.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule in determining its interest accruals, and the adjustments thereto described below in respect of the notes unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or projected payment schedule must also establish that our comparable yield or projected payment schedule is unreasonable.

     THE COMPARABLE YIELD AND THE PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE NOTES.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE NOTES

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note or upon the redemption of a note where we elect to pay in common stock as a payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the projected payment schedule.

     The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the note.

     A U.S. Holder's adjusted tax basis in a note will generally be equal to the U.S. Holder's original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the notes (without regard to the actual amount paid).

     Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of a note or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

     If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes was increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

TREATMENT OF NON-U.S. HOLDERS

     Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

     All other payments on the notes made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, and
(iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE) and, during the five-year period ending on the date of any payment on or sale or exchange of a note, as applicable, such Non-U.S. Holder did not own more than 5% of our common stock.

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

     If a Non-U.S. Holder of notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium (if any) and interest (including original issue discount) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a refund with respect to, or credit against, such holder's United States federal income tax liability.

TAX EVENT

     The modification of the terms of the notes by us upon a Tax Event as described in "Description of Notes -- Optional Conversion to Semiannual Cash Pay Upon Tax Event," would alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell to Salomon Smith Barney Inc. (the "underwriter"), and the underwriter has agreed to purchase, $550,267,000 principal amount at maturity of notes. The underwriting agreement provides that, subject to the terms and conditions set forth therein, the underwriter will be obligated to purchase all the notes offered by this prospectus supplement (other than those covered by the over-allotment option described below) if any notes are purchased.

     The underwriter proposes to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the public offering price may be changed by the representatives.

     We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $82,540,000 additional principal amount at maturity of notes at the public offering price less the underwriting discount. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the notes offered by this prospectus supplement.

     We, Leonard Miller and Stuart A. Miller have each agreed that, for a period of 90 days from the date of this prospectus supplement, neither we nor they will, without the prior written consent of the underwriter, offer, sell or contract to sell any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital securities (other than the notes), except for issuances of capital stock or options pursuant to our benefit plans, issuances or offers made in connection with business combination transactions and acquisitions of property and assets and certain gifts. The underwriter in its sole discretion may release any securities subject to the lock-up at any time without notice.

     We have been advised by the underwriter that it intends to make a market in the notes, but that it is not obligated to do so and may discontinue making a market at any time without notice. Lennar common stock is listed on the New York Stock Exchange under the symbol of "LEN."

     The underwriting agreement provides that we will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriter may be required to make in respect of such liabilities.

     The underwriter may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from an underwriter when the notes originally sold by such an underwriter are purchased in a covering transaction to cover syndicate short positions. Such over-allotment stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the notes to be higher than it would be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Clifford Chance Rogers & Wells LLP, New York, New York, will pass on the validity of the notes and the shares of common stock issuable upon conversion of the notes. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass on certain legal matters relating to the offering of the notes for the underwriter.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedule that are incorporated by reference into this prospectus supplement, the prospectus and the Registration Statement of which they are a part from our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in the attached prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                               LENNAR CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                      AND
                                    WARRANTS

                            ------------------------

     We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series and which may or may not be guaranteed by some or all of our subsidiaries, other than our subsidiaries which are finance companies) or warrants entitling the holders to purchase common stock, preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $500,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

     We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

     In each prospectus supplement we will include the following information:

     - The names of the underwriters or agents, if any, through which we will sell the securities;

     - The proposed amounts of securities, if any, which the underwriters will purchase;

     - The compensation, if any, of those underwriters or agents;

     - The major risk factors associated with the securities offered;

     - The initial public offering price of the securities;

     - Information about securities exchanges or automated quotation systems on which the securities will be listed or traded; and

     - Any other material information about the offering and sale of the securities.

     The principal executive offices of Lennar Corporation are located at 700 N.W. 107th Avenue, Miami, Florida 33172. The telephone number is (305) 559-4000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES WE MAY BE OFFERING OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY SECURITIES IN ANY STATE WHERE SUCH AN OFFER OR SALE IS NOT PERMITTED.

                                August 23, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
FORWARD-LOOKING INFORMATION.................................   i
THE COMPANY.................................................   1
USE OF PROCEEDS.............................................   1
RATIO OF EARNINGS TO FIXED CHARGES..........................   1
DESCRIPTION OF DEBT SECURITIES..............................   2
DESCRIPTION OF WARRANTS.....................................   4
DESCRIPTION OF COMMON STOCK AND PREFERRED SECURITIES........   5
DESCRIPTION OF DEPOSITARY SHARES............................   7
LEGAL MATTERS...............................................   8
EXPERTS.....................................................   8
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   8
INFORMATION WE FILE.........................................   9

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements about our business in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in those forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the market for new homes. Among the factors which can affect our future performance are changes in interest rates, changes in demand for homes in areas in which we are developing communities, the availability and cost of land suitable for residential development, changes in the costs of labor and materials, competition, environmental factors and changes in government regulations.

                                       (i)

                                  THE COMPANY

     We have been selling and building single family homes to first-time, first-time move-up, second-time move-up, active adults and others for over 40 years. We currently operate in 13 states, including Florida, California, Texas, Arizona and Nevada. According to data from the Bureau of the Census, these five states accounted for approximately 33% of residential building permits issued in the United States during 1999.

     Our revenues from homebuilding operations increased to $2.8 billion in fiscal 1999 from $666 million in fiscal 1995, which represents a compound annual growth rate of 44%. Over the same period, our earnings before interest and taxes, referred to as "EBIT," grew to $334 million from $135 million, a compound annual growth rate of 26%. We delivered 12,589 homes in fiscal 1999 compared with 10,777 homes in fiscal 1998 and 4,680 homes in fiscal 1995. At May 31, 2000, the dollar value of our backlog of homes under contract totaled $2.3 billion (9,806 homes), compared with $1.1 billion (5,117 homes) at May 31, 1999.

     Our financial services subsidiaries provide mortgage financing, title insurance and closing services to people who buy our homes and others. These subsidiaries also package and resell mortgage loans, perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of our communities and others. Our subsidiaries sell their loans in the secondary mortgage market, but usually retain the servicing rights. In fiscal 1999, we originated $2.2 billion of mortgage loans compared with $1.0 billion in the prior year. Approximately 51% of the loans we originated in fiscal 1999 were to persons buying our homes compared with 77% in fiscal 1998.

     In May 2000, we acquired U.S. Home Corporation in a transaction in which the U.S. Home stockholders received a total of approximately $243.4 million in cash and 13 million shares of our common stock. U.S. Home is now our wholly-owned subsidiary. It is a homebuilder and provides mortgage financing.

                                USE OF PROCEEDS

     Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, including indebtedness of our wholly-owned subsidiaries, for acquisitions, or for other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                   SIX MONTHS ENDED
                                                  -------------------       YEARS ENDED NOVEMBER 30,
                                                  MAY 31,    MAY 31,    --------------------------------
                                                    2000       1999     1999   1998   1997   1996   1995
                                                  --------   --------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1)...........    2.9x       4.1x     4.7x   4.7x   2.2x   2.7x   2.3x
Ratio of earnings to fixed charges (excluding
  limited-purpose finance subsidiaries)(1)......    2.9x       4.2x     4.8x   4.9x   2.3x   2.9x   2.6x

---------------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations in the periods presented. The implied interest component of rent obligations for years prior to 1998 was not material.

     There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities under an indenture dated as of December 31, 1997 with Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We have filed the indenture as an exhibit to our Registration Statement, File No. 333-73311 and you may inspect it as described under "Information We File" on page 9 or at the office of the trustee.

GENERAL

     The debt securities will be direct, unsecured obligations of our company and may be either senior debt securities or subordinated debt securities. The co-registrants in this prospectus (each our direct or indirect subsidiary) may guaranty our payment of any debt securities issued under this prospectus. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities. Each prospectus supplement will describe:

     - the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

     - any limit upon the aggregate principal amount of a series of debt securities which we may issue;

     - the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

     - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

     - the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

     - whether our obligations with regard to the debt securities are guaranteed by some or all of our subsidiaries;

     - the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

     - any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

     - the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any provisions intended to prevent dilution of the conversion rights;

     - any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

     - any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

     - the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

     - any special or modified events of default or covenants with respect to the debt securities; and

     - any other material terms of the debt securities.

     The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

     We may issue debt securities at a discount from their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount.

     If the principal of, premium, if any, or interest with regard to any series of debt securities is payable in a foreign currency, then in the prospectus supplement relating to those debt securities, we will describe any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

FORM OF DEBT SECURITIES

     We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

     We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

     An event of default with respect to each series of debt securities will include:

     - our default in payment of the principal of or premium, if any, on any debt securities of any series beyond any applicable grace period;

     - our default for 30 days or a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of any series;

     - our default for 60 days after notice in the observance or performance of any other covenants in the indenture; and

     - certain events involving our bankruptcy, insolvency or reorganization.

Supplemental indentures relating to particular series of debt securities may include other events of default.

     The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

     The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the series of debt securities to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the series of debt securities then outstanding.

     The holders of a majority of the outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

MODIFICATION OF THE INDENTURE

     We and the trustee may:

     - without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

     - with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

     - with the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

     However, we may not:

     - extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected; or

     - reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

MERGERS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and (2) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

CONCERNING THE TRUSTEE

     Bank One Trust Company, N.A., the trustee under the indenture, provides, and may continue to provide, loans and banking services to us in the ordinary course of its business.

GOVERNING LAW

     The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

                            DESCRIPTION OF WARRANTS

     Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

     - the securities which may be purchased by exercising the warrants (which may be common stock, preferred stock, debt securities, depositary shares or units consisting of two or more of those types of securities);

     - the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

     - the period during which the warrants may be exercised;

     - any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

     - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

     - any other material terms of the warrants.

              DESCRIPTION OF COMMON STOCK AND PREFERRED SECURITIES

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value, 30,000,000 shares of class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value and 500,000 shares of preferred stock, $10.00 par value. At May 31, 2000, 51,778,160 shares of our common stock, 9,848,112 shares of our class B common stock and no shares of participating preferred stock or preferred stock were outstanding.

PREFERRED STOCK

     We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

     - the title of the series;

     - any limit upon the number of shares of the series which may be issued;

     - the preference, if any, to which holders of the series will be entitled upon our liquidation;

     - the date or dates on which we will be required or permitted to redeem shares of the series;

     - the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

     - the voting rights of the holders of the preferred stock;

     - the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

     - the right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

     - any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

     - any other material terms of the series.

     Holders of shares of preferred stock will not have preemptive rights.

COMMON STOCK

     All the outstanding shares of our common stock are fully paid and nonassessable and are entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock are not entitled to cumulative votes in the election of our directors.

     The transfer agent and registrar for the common stock is Fleet National Bank, care of EquiServe Limited Partnership of Canton, Massachusetts.

CLASS B COMMON STOCK

     Our class B common stock is identical in every respect with our common stock, except that (a) each share of class B common stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of common stock is entitled to only one vote, (b) the cash dividends, if any, paid with regard to the class B common stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to the common stock in that year, (c) a holder cannot transfer class B common stock, except to a limited group of Permitted Transferees (primarily close relatives of the class B stockholder, fiduciaries for the class B stockholder or for close relatives, and entities of which the class B stockholder or close relatives are majority owners), (d) class B common stock may at any time be converted into common stock, but common stock may not be converted into class B common stock, (e) amendments to provisions of our Certificate of Incorporation relating to the common stock or the class B common stock require the approval of a majority of the shares of common stock which are voted with regard to them (as well as approval of a majority in voting power of all the outstanding common stock and class B common stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of class B common stock may require approval of the holders of the class B common stock voting as a separate class.

     At May 31, 2000, Leonard Miller, the Chairman of our company, owned, through a family partnership, class B common stock which would be entitled to approximately 65% of the combined votes which could be cast by the holders of the common stock and the class B common stock. That gives Mr. Miller the power to elect all our directors and to approve most matters which are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations and to operate our business. Mr. Miller has no current intention to convert any class B common stock into common stock, or to sell any common stock, although, unless otherwise stated in a particular prospectus supplement, he would be free to do so at any time.

     The existence of class B common stock, which has substantially greater voting rights than the common stock, probably would discourage non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller's ownership of class B common stock would make it impossible for anyone to acquire voting control of us as long as the total outstanding class B common stock is at least 10% of the combined common stock of both classes and we have no other class of stock which votes in the election of directors (if at any time the outstanding shares of class B common stock are less than 10% of the outstanding shares of both classes of common stock taken together, the class B common stock will automatically be converted into common stock).

PARTICIPATING PREFERRED STOCK

     Our participating preferred stock is identical with the common stock in every way, except that (a) no dividends may be paid with regard to the common stock in a calendar year until the holders of the participating preferred stock have received a total of $.0125 per share, then no dividends may be paid in that year with regard to the participating preferred stock until the holders of the common stock have received dividends totaling $.0125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the common stock until the holders of the participating preferred stock have received assets totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the common stock have received assets totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the common stock, and (c) holders of participating preferred stock will vote separately on corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred
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

stock to receive consideration in a merger or similar transaction which is different from the consideration received by the holders of the common stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

     While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

     DIVIDENDS AND OTHER DISTRIBUTIONS. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

     WITHDRAWAL OF PREFERRED STOCK. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of whole or fractional shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

     REDEMPTION OF DEPOSITARY SHARES. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary's receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

     VOTING. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

     LIQUIDATION PREFERENCE. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to, what the holder of the depositary share would have received if the holder had owned the number of shares (or fraction of a share) of preferred stock which is represented by the depositary share.

     CONVERSION. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares (or fractions of shares) of preferred stock to which the depositary shares relate could at the time be converted.

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

     AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

     - all outstanding depositary shares to which it relates have been redeemed or converted or

     - the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

     MISCELLANEOUS. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

                                 LEGAL MATTERS

     Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of any securities we offer by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedule which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended November 30, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of U.S. Home incorporated by reference in this prospectus and elsewhere in the registration statement from U.S. Home's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-11749:

          (a) our Annual Report on Form 10-K, dated February 28, 2000, for the fiscal year ended November 30, 1999;

          (b) our Quarterly Report on Form 10-Q, dated April 14, 2000, for the quarter ended February 29, 2000;

          (c) our Quarterly Report on Form 10-Q, dated July 17, 2000, for the quarter ended May 31, 2000;

          (d) our Current Report on Form 8-K dated February 23, 2000;

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

          (e) our Current Report on Form 8-K dated May 16, 2000, as amended by a Form 8-K/A dated June 30, 2000;

          (f) our Definitive Proxy Statement dated March 9, 2000;

          (g) the description of our common stock contained in our registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, as that description has been altered by amendment or reports filed for the purpose of updating that description; and

          (h) our Registration Statement on Form S-4 dated July 13, 2000, as amended by a Form S-4/A dated July 20, 2000.

     The following documents previously filed by U.S. Home Corporation with the SEC under the File Number 1-5899 are incorporated by reference in this Registration Statement:

          (a) U.S. Home's Annual Report on Form 10-K, dated March 15, 2000, for the fiscal year ended December 31, 1999;

          (b) U.S. Home's Current Report on Form 8-K dated February 28, 2000;

          (c) U.S. Home's Quarterly Report on Form 10-Q, dated May 15, 2000, for the quarter ended March 31, 2000; and

          (d) U.S. Home's Current Report on Form 8-K dated May 16, 2000.

     Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

     We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, attention: Director of Investor Relations (telephone: 305-559-4000).

                              INFORMATION WE FILE

     We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

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                                  $550,267,000

                               LENNAR CORPORATION

           ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2021

                                  LENNAR LOGO

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                             PROSPECTUS SUPPLEMENT

                                 MARCH 30, 2001

                              SALOMON SMITH BARNEY

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